ALCOA GREENTECH INC.

379 Thornall Street

Edison, NJ 08837

732-877-5104

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Alcoa GreenTech Inc.

      Request for Withdrawal of Offering Statement on Form 1-A

      File No. 024-10660

To whom it may concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Alcoa GreenTech Inc. hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Registrant’s offering statement on Form 1-A (File No. 024-10660), as filed with the Commission on January 3, 2017 and as amended on February 23, 2017, together with all exhibits thereto, effective as soon as possible.

The Registrant was unable to move forward with the offering, and as a result, wishes to withdraw the statement.

The Registrant confirms that the Regulation A offering statement has not become effective, no securities have been or will be issued or sold pursuant to the statement, and no offering circular has been distributed.

Please call our attorney, Zachary Walker, at 303-328-8792 if you have any questions regarding this filing.

/s/Sam Chopra

Sam Chopra

CEO of Alcoa GreenTech Inc.